Exhibit 99.2

ASX ANNOUNCEMENT

April 11th, 2011

Genetic Technologies Executes

Settlement and License Agreement with Orchid Cellmark, Inc.

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) has executed a Settlement and License Agreement with Orchid Cellmark, Inc. of Princetown, New Jersey, USA.  Under the Agreement, Orchid is granted non-exclusive rights to a number of GTG patents, including non-coding analysis, gene mapping and internal standards patents.  As with other similar agreements, specific commercial terms of the Agreement are covered by formal confidentiality provisions and cannot be disclosed.

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognising important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its three-pronged business strategy includes: 1) the global commercialisation of its patents through an active licensing program; 2) the expansion of its dominant commercial genetic testing business with a focus on oncology and cancer management; and 3) the commercialisation of its various research and development projects aimed at generating further intellectual property of potentially global commercial significance.  For more information, please visit www.gtglabs.com.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman

Chief Executive Officer

Genetic Technologies Limited

Phone: +61 3 8412 7000